SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )

                              Grubb & Ellis Company
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    400095204
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                                 (CUSIP Number)

                                  Brian Taylor
                     c/o Pine River Capital Management L.P.
                               601 Carlson Parkway
                                    Suite 330
                              Minnetonka, MN 55305
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               March 18, 2011 (1)
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 400095204
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Pine River Capital Management L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     891,166 (1)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     891,166 (1)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     891,166 (1)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3% (1)

14.  TYPE OF REPORTING PERSON

     IA, PN

CUSIP No. 400095204
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Nisswa Convertibles Master Fund Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     891,166 (1)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     891,166 (1)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     891,166 (1)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3% (1)

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 400095204
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Brian Taylor

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     891,166 (1)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     891,166 (1)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     891,166 (1)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3% (1)

14.  TYPE OF REPORTING PERSON

     IN

     Footnote (1)

          Reporting Person beneficially owns $2,000,000 principal amount of 7.95% Senior Convertibles Notes Due 2015 (the "Convertible Notes"), which are convertible as of the date of this Schedule 13D into 891,166 shares of Common Stock. The calculation of percentage ownership is based on 69,419,590 shares of Common Stock outstanding as of October 29, 2010,as disclosed in the Issuer's Form 10-Q filed on November 12, 2010 plus 891,166 shares of Common Stock that would be issued upon conversion of the Convertible Notes of the Issuer held by the Reporting Person.

          The Locked-Up Holders (see Item 4 below) beneficially own, in the aggregate, $16,350,000 principal amount of the Convertible Notes, which are convertible as of the date of this Schedule 13D into 7,285,282 shares of Common Stock, which represents 9.5% of the outstanding shares of Common Stock. The calculation of percentage ownership is based on 69,419,590 shares of Common Stock outstanding as of October 29, 2010, as disclosed in the Issuer's Form 10-Q filed on November 12, 2010 plus 7,285,282 shares of Common Stock that would be issued upon conversion of the Convertible Notes of the Issuer held by the Locked Up Holders.

CUSIP No. 400095204
          ---------

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Item 1.  Security and Issuer.

     The name of the issuer is Grubb & Ellis Company, a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 1551 North Tustin Avenue Suite 300, Santa Ana, California 92705. This schedule relates to the Issuer's Common Stock, par value $0.01 (the "Shares").

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Item 2.  Identity and Background.

     (a-c,f) This Schedule 13D is being filed by Pine River Capital Management L.P., a Delaware limited partnership (the "Investment Manager"), Nisswa Convertibles Master Fund Ltd., a Cayman Islands exempted company (the "Fund") and Brian Taylor, the managing member of Pine River Capital, LLC, the general partner of the Investment Manager (the "Managing Member") (each a "Reporting Person" and collectively the "Reporting Persons"). The principal business address of the Investment Manager and the Managing Member is located at 601 Carlson Parkway, Suite 330, Minnetonka, MN 55305, United States of America.

     (d) Brian Taylor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Pine River Capital Management L.P. may be deemed to beneficially own 891,166 Shares.

     As of the date hereof, Nisswa Convertibles Master Fund Ltd. may be deemed to beneficially own 891,166 Shares.

     As of the date hereof, Brian Taylor may be deemed to beneficially own 891,166 Shares.

     The Reporting Persons are deemed to beneficially own the Shares because they own Convertible Notes exchangeable into 891,166 Shares of the Issuer.

     No borrowed funds were used to purchase the Convertible Notes exchangeable into the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business including leverage.

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Item 4.  Purpose of Transaction.

     On March 8, 2011, the Issuer commenced a solicitation of consents (the "Consent Solicitation") from the holders of its Convertible Notes. The Issuer is seeking consents to proposed amendments to certain provisions in the Indenture, dated as of May 7, 2010 (the "Indenture"), between the Issuer, as issuer, and U.S. Bank National Association, as trustee (the "Trustee"), which governs such Convertible Notes. The Consent Solicitation was to expire at 5:00 p.m. New York City time, on March 21, 2011 (the "Expiration Date"), unless extended by the Issuer. The Issuer subsequently extended the Expiration Date to 5:00 p.m. New York City time, March 25, 2011, and then again tto April 4, 2011.

     The proposed amendments to the Indenture require consent of holders of more than 50 percent of the Convertible Notes.

     On March 18, 2011, Nisswa Convertibles Master Fund Ltd., Zazove Associates, LLC, Cohanzick Management, LLC, and Stonerise Capital Partners Master Fund LP (collectively, the "Locked-Up Holders") entered into a written lock-up agreement (the "Lock-Up Agreement") pursuant to which, among other things, each of them agreed, subject to certain exceptions, that they will not deliver consents to the proposed amendments in the Consent Solicitation with respect to such Locked-Up Holder's Convertible Notes.

     As a result of the Lock-Up Agreement, the Locked-Up Holders may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Act.

     The description of the Lock-Up Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is filed herewith as an Exhibit and is hereby incorporated herein by reference.

     The Reporting Person acquired and continues to hold the Convertible Notes reported herein. The Reporting Person may from time to time engage the Issuer, its representatives or other relevant parties in discussions regarding the Consent Solicitation and the proposed amendments and other related matters relevant to the investment in the Issuer, and may discuss with such parties alternatives to the Consent Solicitation and proposed amendments. Depending on market conditions and other factors that the Reporting Person may deem material to its investment decisions.

     The Reporting Person may sell all or a portion of its Convertible Notes or may purchase additional securities of the Issuer, on the open market or in a private transaction, in each case as permitted by the Lock-Up Agreement. Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (J) of Item 4 of Schedule 13D of the Act.

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Item 5.  Interest in Securities of the Issuer.

     (a) As of the date hereof, Pine River Capital Management L.P. may be deemed to be the beneficial owner of 891,166 Shares, or 1.3% of the Shares of the Issuer, based upon the 69,419,590 Shares outstanding as of October 29, 2010,according to the Issuer's most recent Form 10-Q filed on November 12, 2010.

         As of the date hereof, Nisswa Convertibles Master Fund Ltd. may be deemed to be the beneficial owner of 891,166 Shares, or 1.3% of the Shares of the Issuer, based upon the 69,419,590 Shares outstanding as of October 29, 2010, according to the Issuer's most recent Form 10-Q filed on November 12, 2010.

         As of the date hereof, Brian Taylor may be deemed to be the beneficial owner of 891,166 Shares, or 1.3% of the Shares of the Issuer, based upon the 69,419,590 Shares outstanding as of October 29, 2010, according to the Issuer's most recent Form 10-Q filed on November 12, 2010.

         The Locked-Up Holders (see Item 4 above) beneficially own, in the aggregate, $16,350,000 principal amount of Convertible Notes, which are convertible as of the date of this Schedule 13D into 7,285,282 shares of Common Stock, which represents 9.5% of the outstanding shares of Common Stock. The calculation of percentage ownership is based on 69,419,590 shares of Common Stock outstanding as of October 29, 2010, as disclosed in the Issuer's Form 10-Q filed on November 12, 2010 plus 7,285,282 shares of Common Stock that would be issued upon conversion of the Convertible Notes of the Issuer held by the Locked Up Holders.

     (b) Pine River Capital Management L.P. has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 891,166 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 891,166 Shares to which this filing relates.

         Pine River Capital Management L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

         Nisswa Convertibles Master Fund Ltd. has the sole power to vote or directthe vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 891,166 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 891,166 Shares to which this filing relates.

         Nisswa Convertibles Master Fund Ltd. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

         Brian Taylor has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 891,166 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 891,166 Shares to which this filing relates.

         Brian Taylor specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (c) During the past 60 days, the Reporting Persons (1) sold 26,400 shares of of the Issuer's preferred stock, par value $0.01 from February 2, 2011 through March 1, 2011, (2) sold short an aggregate amount of 617,034 of the Issuer's Common Stock from February 11, 2011 through March 1, 2011, and
(3) bought to cover short positions of the Issuer's Common Stock in an aggregate amount of 2,157,404 from February 3, 2011 through March 14, 2011. Prior to that time, the Reporting Persons bought the Convertible Notes as described in Item 4 above.

     (d) Not applicable.

     (e) Not applicable.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than the Lock-Up Agreement, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

     Exhibit A: Joint Filing Agreement

     Lock-Up Agreement dated March 18, 2011 between the Reporting Person and the other parties signatory thereto.

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

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 March 28, 2011
                                 ----------------------------------------
                                         (Date)


                                 Pine River Capital Management L.P.*

                                 By: /s/ Brian Taylor
                                 ----------------------------------------
                                 Name:  Brian Taylor
                                 Title: Managing Member of the General Partner


                                 Nisswa Convertibles Master Fund Ltd.*
                                 By: Pine River Capital Management L.P.
                                 By: Brian Taylor, Managing Member
                                     of the General Partner

                                 By: /s/ Brian Taylor*
                                 ----------------------------------------


                                  /s/ Brian Taylor
                                 ----------------------------------------
                                 Brian Taylor

* The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interests therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, dated March 28, 2011 relating to the Common Stock, par value $0.01 of Grubb & Ellis Company shall be filed on behalf of the undersigned.

                                 Pine River Capital Management L.P.*

                                 By: /s/ Brian Taylor
                                 ----------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner

                                 Nisswa Convertibles Master Fund Ltd.*
                                 By: Pine River Capital Management L.P.
                                 By: Brian Taylor, Managing Member
                                     of the General Partner

                                 By: /s/ Brian Taylor*
                                 ----------------------------------------


                                 /s/ Brian Taylor
                                 ----------------------------------------
                                 Brian Taylor

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.